

May 27, 2015

Mark D. Timmerman, Esq.
Executive Vice President, Secretary and General Counsel
Anchor BanCorp Wisconsin Inc.
25 West Main Street
Madison, WI 53703

> **Re:** **Anchor BanCorp Wisconsin Inc.**
> **Registration Statement on Form S-3**
> **Filed May 6, 2015**
> **File No. 333-203915**

Dear Mr. Timmerman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that on August 29, 2014, you filed a Form 8-K, as amended on September 11, 2014, to report that you held an annual shareholders' meeting on August 27, 2014, and that "7,397,500 shares were present or represented by proxy at the Meeting." However, no proxy materials appear to have been filed in connection with this meeting. Furthermore, at the first annual meeting of the shareholders following the repayment of all outstanding indebtedness under the Troubled Asset Relief Program (TARP), an issuer would be required to include a say-on-pay vote and a say-on-frequency vote pursuant to Sections 14A(a)(1) and 14A(a)(2) of the Exchange Act of 1934 and related Rules 14a-21(a) and 14a-21(b). See also Section II.C.3 of Securities Act Release No. 33-9178 (January 25, 2011). The shareholders do not appear to have voted on these two matters at the August 27, 2014 meeting. Please explain.

<u>Selling Stockholders, page 15</u>

2.   Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If you determine that a selling stockholder is a broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

- the selling stockholder purchased the shares being registered for resale in the ordinary course of business; and
- at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

3.   Please briefly disclose how the selling stockholders acquired the securities they may offer and sell pursuant to the registration statement and identify any rights attached to the shares (such as registration rights).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief

cc: Michael J. Zeidel, Esq.